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                            July 19, 2021

       Paul Peter Tak, M.D., Ph.D.
       Chief Executive Officer and President
       Candel Therapeutics, Inc.
       117 Kendrick St Suite 450
       Needham, MA 02494

                                                        Re: Candel
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 16, 2021
                                                            File No. 333-257444

       Dear Dr. Tak:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Management
       Executive Officers and Directors, page 148

   1. We note your disclosure on page 151 that Diem Nguyen will serve as a member of your board of directors upon
the effectiveness of this registration statement. Please file a written consent of Dr.
Nguyen to be named in such capacity as an exhibit to your
                                                        registration statement.
Refer to Rule 438 of Regulation C for guidance.
 Paul Peter Tak, M.D., Ph.D.
FirstName  LastNamePaul
Candel Therapeutics, Inc. Peter Tak, M.D., Ph.D.
Comapany
July       NameCandel Therapeutics, Inc.
     19, 2021
July 19,
Page  2 2021 Page 2
FirstName LastName
       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Robert E. Puopolo, Esq.